Mail Stop 4561

June 12, 2008

Mr. Anupam Narayan
President and Chief Executive Officer
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

      **Re:**    **Red Lion Hotels Corporation**
               **Form 10-K for the year ended December 31, 2007**
               **Filed March 13, 2008**
               **Form 10-Q for the quarter ended March 31, 2008**
               **Filed May 8, 2008**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed April 22, 2008**
               **File No. 1-13957**

Dear Mr. Narayan:

      We have read your response letter dated May 30, 2008 and have the following comment.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note the three bullet-pointed acknowledgements (i.e., Tandy language) provided at the end of your response letter dated May 30, 2008.  However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf.  Please include the required written acknowledgements by a member of management in your next response letter.

Please respond to these comments within 10 business days by filing your response letter on EDGAR or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant